3/2/11

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 24 2011
DIVISION OF MARKET REGULATION

SECURITI[redacted]N

11017189

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51324

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Park Avenue Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7 Hanover Square, 4th Floor
(No. and Street)

New York	New York	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Salvatore Troia 212-919-3331
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhousecoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/8/2011

OATH OR AFFIRMATION

I, Salvatore Troia, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Park Avenue Securities LLC, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Salvatore Troia
Signature

Chief Financial Officer
Title

Doug Witter 2-17-11
Notary Public

DOUGLAS WITTER
NOTARY PUBLIC STATE OF NEW YORK
QUALIFIED IN NEW YORK COUNTY
LIC. #02WI6191344
COMM. EXP. 10-6-2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Park Avenue Securities LLC
Table of Contents
December 31, 2010

	Page
Report of Independent Auditors	1
Financial Statements	
Statement of Financial Condition	2
Notes to Financial Statements	3

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Report of Independent Auditors

To the Board of Managers and Member of
Park Avenue Securities LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Park Avenue Securities LLC (the "Company"), a subsidiary of the Guardian Life Insurance Company of America, at December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 23, 2011

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Park Avenue Securities LLC
Statement of Financial Condition
December 31, 2010

Assets	
Cash and cash equivalents	$ 24,954,458
Cash segregated under federal regulations	1,000
Deposits with clearing organizations	84,150
Receivable from broker-dealer	1,611,664
Receivable from registered representatives, less allowance for bad debts of $230,033	922,025
Commissions receivable	4,048,717
Deferred tax asset	151,520
Other assets	146,781
Total assets	$ 31,920,315
Liabilities and Member's Equity	
Commissions payable	$ 7,091,847
Due to Guardian Life Insurance Company of America	7,645,098
Other liabilities	1,234,248
Total liabilities	15,971,193
Member's equity	15,949,122
Total liabilities and member's equity	$ 31,920,315

The accompanying notes are an integral part of this financial statements.

1. Organization and Nature of Business

Park Avenue Securities LLC (the "Company") is a registered broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company is also a registered investment advisor under the Investment Advisers Act of 1940. The Company is a Delaware Limited Liability Company that is a wholly owned subsidiary of The Guardian Insurance and Annuity Company, Inc. ("GIAC"), which is ultimately a wholly owned subsidiary of Guardian Life Insurance Company of America ("Guardian Life").

The Company's business as a securities broker-dealer consists of selling products offered by GIAC and Guardian Investor Services, LLC ("GIS"), both affiliated entities, as well as third party sponsors. Such products include mutual funds, variable annuities, variable life insurance, 401(k) plans and investment advisory services. The Company also acts as a broker in the purchase and sale of securities.

2. Significant Accounting Policies

Basis of Presentation

The Company's financial statements are prepared in accordance with generally accepted accounting principles in the United States of America ("GAAP").

Use of Estimates

The preparation of these financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the accounting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include amounts on deposit with banks and highly liquid investments with an original maturity of three months or less. They are reported in the statement of financial condition at cost, which approximates fair value.

Cash segregated under federal regulations represents funds collected from customers and payable to mutual fund sponsors as a result of the sale of mutual fund shares. Such payables are included in other liabilities.

Receivable from Broker-Dealer

The Company clears its proprietary and certain customer transactions through another broker-dealer on a fully disclosed basis. The receivable from broker-dealer at December 31, 2010 includes advisory fees and commissions receivable.

Receivable from Registered Representatives

Receivable from registered representatives is stated net of the allowance for doubtful accounts. This reserve is based upon the evaluation of accounts receivable aging, specific exposures and historical trends.

Federal Income Taxes
Current Federal income taxes are charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year and any adjustments to such estimates from prior years. Deferred income tax assets and liabilities are recognized for the future tax consequence of temporary differences between financial statement carrying amounts and income tax bases of assets and liabilities. Temporary differences are identified and measured using a balance sheet approach whereby GAAP and tax balance sheets are compared.

The Company is organized as a limited liability company and is thereby treated as a disregarded entity for federal and state income tax purposes. As such, the Company's results are included in the consolidated federal and state income tax returns of Guardian Life. The consolidated income tax provision or benefit is allocated among the members of the group in accordance with an agreement which provides that each member of the group is allocated its share of the consolidated tax provision or benefit determined generally on a separate company basis, but may recognize the tax benefits of net operating losses or capital losses utilizable in the consolidated return. For state tax purposes, since Guardian Life is an insurance company, it is generally subject to tax on gross premium rather than on income. However, in those years where Guardian Life is subject to a state income tax, such income will be subject to the group's allocation agreement. Intercompany tax balances are settled quarterly on an estimated basis with a final settlement within 30 days of the filing of the consolidated returns.

Revenue and Expense Recognition
Proprietary securities transactions are recorded on a trade date basis. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Commissions earned and related commission expenses from customers' securities transactions are recorded on a trade date basis.

3. Related Party Transactions

A significant portion of the Company's revenues and expenses relate to transactions with Guardian Life and its affiliates.

Pursuant to an expense sharing agreement, Guardian Life charges the Company for the services of certain employees of Guardian Life engaged in the Company's business and for the Company's use of Guardian Life's centralized services such as equipment, data processing and communications. The total payable under this agreement at December 31, 2010 was $7,570,133.

During the year, the Company earned revenues from GIAC for sales of GIAC's variable annuity and variable life insurance products. At December 31, 2010, the receivable for such revenues was $224,355 and is included in commission receivable.

During the year, the Company earned revenues from GIS for selling shares of RS Funds. At December 31, 2010, the receivable for such revenues was $251,081 and is included in commission receivable.

Cash equivalents at December 31, 2010 include $2,196,257 invested in the RS Cash Management Fund, a fund of the RS Investment Management Co. LLC, which is a majority owned subsidiary of GIS.

The Company returned capital in the amount of $20,000,000 to GIAC on January 8, 2010.

4. Other Liabilities

Other liabilities include reserves for litigation and unpaid operating expenses.

5. Income Taxes

The components of the net deferred tax asset as of December 31, 2010 were as follows:

Deferred tax assets		
Reserve for Litigation	$	70,875
Contingent Commissions		26,815
Allowance for Bad Debt		80,512
Deferred tax assets	$	178,202
Deferred tax liabilities		
Contingent Insurance Receivable	$	(26,250)
Unrealized Losses		(432)
Deferred tax liabilities	$	(26,682)
Net deferred tax assets	$	151,520

The Company's deferred taxes primarily reflect temporary differences related to allowances for bad debt expense and reserves for litigation.

Deferred income taxes are generally recognized, based on enacted tax rates, when assets and liabilities have different values for financial statement and tax purposes. A valuation allowance is recorded to reduce any portion of the deferred tax asset that is expected to more likely than not be realized.

The gross deferred tax asset relates to temporary differences that are expected to reverse as net ordinary deductions. The Company's management has concluded that the deferred income tax assets are more likely than not to be realized. Therefore, no valuation allowance has been provided.

At December 31, 2010, the Company recorded a current Federal income tax payable of $214,319 due to Guardian Life in the accompanying Statement of Financial Condition and is included in due to Guardian Life Insurance Company of America.

6. Net Capital Requirements

The Company is subject to the Uniform Net Capital requirements of the Securities and Exchange Commission under Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of $250,000 or 6 2/3% of aggregate indebtedness. At December 31, 2010, the Company had net capital of $9,727,887, which was $8,663,140 above the $1,064,747 required to be maintained. The ratio of aggregate indebtedness to net capital was 1.64 to 1. The Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934 under paragraphs (k)(2)(i) and (k)(2)(ii) of that rule.

7. Off-Balance Sheet Risk

In the normal course of business, securities transactions of customers are introduced and cleared through a clearing broker. Pursuant to an agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for certain losses that result from transactions with such customers. The Company clears certain mutual fund transactions directly with sponsors. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations and the Company has to sell the mutual fund at a loss.

The Company's policy is to monitor its customer and counter-party risk through the use of a variety of credit exposure reporting and control procedures, including reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

The Company, in its normal course of business, may enter into other legal contracts that contain several of these representations and warranties which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be against the Company that have not yet occurred. However, based on its experience, the Company expects the risk of loss to be remote.

8. Contingencies

The Company was a part of a FINRA examination to review alleged failure to supervise its registered representatives. In December 2010, FINRA notified the Company they would be fined for their failure to supervise. Therefore, the Company accrued for this matter in other liabilities on the Statement of Financial Condition at December 31, 2010.

The Company is involved in several lawsuits and claims from customers that allege violations of federal and state securities laws that arise in the ordinary course of business. While it is not possible to predict with certainty the ultimate outcome of these lawsuits and claims, management believes, after consultation with counsel, that resolution of these matters is not expected to have a material effect on the Company's financial condition. These matters, if resolved in a manner different from the estimates, could have a material adverse effect on earnings or cash flows when resolved in a future reporting period.

9. Subsequent Events

The Company considers events occurring after the balance sheet date but prior to February 23, 2011, the date the financial statements were issued to be subsequent events requiring disclosure.

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Report of Independent Accountants

To the Board of Managers and Member of
Park Avenue Securities LLC:

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of Park Avenue Securities LLC (the "Company"), a subsidiary of the Guardian Life Insurance Company of America, for the year ended December 31, 2010, which were agreed to by the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2010. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows: Payment dated 7/28/2010 in the amount of $39,346 as compared to check #0000088610, payment dated 2/22/2011 in the amount of $40,476 as compared to check #0000096673 provided by Jenny Zhao, AVP, Management Reporting and Analysis. No differences noted.
2. Compared the Total Revenue sum amount reported quarterly on page 5, line 9 of the audited Form X-17A-5 for the year ended December 31, 2010 to the Total revenue amount of $122,515,919 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2010. A difference of $2 was noted.
3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:
    a. No additions were made for the Company per line 2b of Form SIPC-7.
    b. Compared deductions on line 2c(1), Revenue from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies of insurance company separate accounts, and from transactions in security futures products, of $87,970,157 to the trial balance and to the "Annual Muni Income" schedule provided by Keith George, Controller. No differences noted.
    c. Compared the deductions of line 2c(3), Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions, of $2,616,894 to the trial balance provided by Keith George, Controller. No differences noted.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

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4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:
    a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $31,928,051 and $79,822, respectively of the Form SIPC-7. No differences noted.
5. No overpayment was applied to the current assessment on page 1; item C of Form SIPC-7 with page 1.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of managers of Park Avenue Securities LLC, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 23, 2011

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Park Avenue Securities LLC

(An indirect wholly owned subsidiary of Guardian Life Insurance Company of America)

Statement of Financial Condition
December 31, 2010